Points International Shareholders Confirm Board Changes

TORONTO, December 11, 2006 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—announced today that its shareholders have confirmed a proposed change to the composition of its board of directors ("Board").

At a special meeting held on December 8, 2006, Points International shareholders voted to increase the size of the Board to nine members from seven. This vote also confirmed the appointment to the Board of Mr. Jonathan Merriman, Chairman and Chief Executive Officer of MCF Corporation, and Mr. Brian Ladin, Partner and Portfolio Manager at Bonanza Capital Ltd. Mr. Merriman and Mr. Ladin will occupy the two new positions created by the expansion of the Board.

"We are looking forward to working with Jon and Brian," said Douglas Carty, Chairman of the Board. "Both men are large shareholders and seasoned business executives. Their experience and perspective will be welcome additions to our Board and its stewardship of Points International Ltd."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

For more information contact: For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com; and
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, allyson.pooley@icrinc.com.

For partnerships and other inquiries:

Peter Lockhard, SVP Partners, Points International Ltd., (416) 596-6392 peter.lockhard@points.com.